I HEREBY CERTIFY that the articles of incorporation of the above-named corporation were restated under section 180 of the Canada Business Corporations Act as set out in the attached restated articles of incorporation. JE CERTIFIE que les statuts constitutifs de la societe susmentionnee ont ete mis a jour en vertu de l’article 180 de la Loi canadienne sur les societes par actions, tel qu’il est indique dans les statuts mis a jour ci-joints. Restated Certificate of Certificat de constitution a Incorporation jour Canada Business Corporations Act Loi canadienne sur les societes par actions CANADIAN PACIFIC RAILWAY LIMITED CHEMIN DE FER CANADIEN PACIFIQUE LIMITEE Corporate name / Denomination sociale 395216-9 Corporation number / Numero de societe Virginie Ethier Director / Directeur 2015-05-14 Date of Restatement (YYYY-MM-DD) Date de constitution a jour (AAAA-MM-JJ) Industry Industrie BB Canada Canada

Canada Business Corporations Act (CBCA) FORM 7 RESTATED ARTICLES OF INCORPORATION (Section 180) - Corporate name CANADIAN PACIFIC RAILWAY LIMITED/CHEMIN DE FER CANADIEN PACIFIQUE LIMITEE - Corporation number - The province or territory in Canada where the registered office is situated (do not indicate the full address) Alberta - The classes and any maximum number of shares that the corporation is authorized to issue The annexed Schedule 1 is incoporated in this form. - Restrictions, if any, on share transfers None. 6 - Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) Minimum number 5 Maximum number 20 - Restrictions, if any, on the business the corporation may carry on There are no restrictions. - Other provisions, if any The annexed Schedule 2 is incorporated in this form. - Declaration I hereby certify that I am a director or authorized officer of the corporation and that these restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation. Print name: Scott Cedergren Assistant Corporate Secretary Telephone number: (403 319-6171 Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). IC 3167E (2013/07) Page 1 of 2

SCHEDULE 1 TO RESTATED ARTICLES OF INCORPORATION OF CANADIAN PACIFIC RAILWAY LIMITED/CHEMIN DE FER CANADIEN PACIFIQUE LIMITEE The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows: Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “board”) out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation. Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation. Voting Rights: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to 1 vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows: Authority to Issue in One or More Series: The First Preferred Shares may at any time or from time to time be issued in 1 or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights,

(a) privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares. (b) Voting Rights: The holders of the First Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting, except as may be required by law. (c) Limitation on Issue: The board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000. (d) Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares of the Corporation and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. (e) Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding has been declared and paid or set apart for payment. (1) The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows: (a) Authority to Issue in One or More Series: The Second Preferred Shares may at any time or from time to time be issued in 1 or more series. Subject to the following provisions, the board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares. (b) Voting Rights: The holders of the Second Preferred Shares will not be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation and will not be entitled to vote at any such meeting, except as may be required by law.

(a) Limitation on Issue: The board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000. (b) Ranking of Second Preferred Shares: The Second Preferred Shares will be entitled to priority over the Common Shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs. Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding has been declared and paid or set apart for payment.

SCHEDULE 2 TO RESTATED ARTICLES OF INCORPORATION OF CANADIAN PACIFIC RAILWAY LIMITED/CHEMIN DE FER CANADIEN PACIFIQUE LIMITEE 1. The actual number of directors within the minimum and maximum number set out in paragraph 6 may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors. 2. Meetings of the shareholders of the Corporation may be held at such place within Canada or the United States of America as the directors may from time to time determine, including, but not limited to Chicago, Illinois, Minneapolis, Minnesota, Saint Paul, Minnesota and New York, New York.